Exhibit 8.1

SUBSIDIARIES OF ADS-TEC ENERGY PLC

Name of Subsidiary	Jurisdiction
1. ads-tec Energy GmbH	Germany
2. ads-tec Energy Inc.	Delaware
3. ads-tec Energy Service GmbH	Germany
4. ads-tec Energy Austria GmbH	Austria
5. ads-tec Energy Schweiz GmbH	Switzerland